Exhibit 2.4A

To	March 12, 2019
Mizrahi Tefahot Bank Ltd. ("Holder")

Dear Holder,

RE: Extension of Previous Warrant

Itamar Medical Ltd. (hereinafter: the "Company") currently intends to enter into a framework agreement with Holder.

In the framework of the negotiations, and in order to induce Holder to enter into the framework agreement and to extend credit to the Company, Company has agreed to extend the warrant period for all outstanding warrants granted to Holder, as set forth below.

In light of the above, we hereby confirm that, effective as of the date of this letter:

The original Warrant issued to the Holder on May 14, 2017 is hereby extended until March 28, 2023 (clause 3.1 to the Warrant Agreement will be amended accordingly).

All other terms and conditions of the abovementioned Warrants shall remain unchanged, in full force and effect.

Sincerely

/s/ Gilad Glick
/s/ Shy Basson
Itamar Medical Ltd.